Exhibit 21.1
SUBSIDIARIES OF ARUBA NETWORKS, INC.

Jurisdiction of
Name	Incorporation/Organization
Aruba Wireless Networks Japan KK	Japan
Aruba (Europe) Ltd.	United Kingdom
Aruba Wireless Networks India Private Limited	Bangalore, India
Aruba Wireless Networks Singapore Private Limited	Singapore